FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of, November, 2003

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                                                                 Form 20-F |X|                                         Form 40-F |_|

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                                                       Yes |_|                                                    No |X|

         [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______.]

                                                                                                      Contact:  Lynn Martenstein or Dan Mathewes
                                                                                                                       (305) 539-6570 or (305) 539-6153

ROYAL CARIBBEAN ANNOUNCES PUBLIC OFFERING OF SENIOR NOTES

MIAMI – (November 18, 2003) – Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today it has commenced marketing a proposed $350 million senior note public offering. Citigroup, Credit Suisse First Boston, Goldman, Sachs & Co. and Morgan Stanley will be joint-bookrunning lead managers for the offering.

Net proceeds from this offering will be used by the Company for general corporate purposes, including capital expenditures, to repay indebtedness outstanding under the Company’s unsecured revolving credit facility and to enhance the Company’s overall liquidity position. The securities are being offered as part of a shelf registration statement previously filed and declared effective with the Securities and Exchange Commission.

####

                                                                                                      Contact:  Lynn Martenstein or Dan Mathewes
                                                                                                                       (305) 539-6570 or (305) 539-6153

ROYAL CARIBBEAN PRICES PUBLIC OFFERING OF SENIOR NOTES

MIAMI – (November 18, 2003) – Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today the pricing of a public offering of $350 million of its 6.875 percent Senior Notes due 2013. Citigroup Global Markets, Inc., Credit Suisse First Boston, Goldman, Sachs & Co. and Morgan Stanley are joint-bookrunning lead managers for the offering, with BNP Paribas and ABN AMRO Incorporated as co-managers.

Net proceeds from this offering will be used by the Company for general corporate purposes, including capital expenditures, to repay indebtedness outstanding under the Company’s unsecured revolving credit facility and to enhance the Company’s overall liquidity position. The securities are being offered as part of a shelf registration statement previously filed and declared effective with the Securities and Exchange Commission.

Copies of the prospectus relating to the offering can be obtained from Citigroup Global Markets, Inc., 390 Greenwich Street, New York, NY 10013 (212) 723-6046.

####

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. (Registrant) BY: /S/ BONNIE S. BIUMI —————————————— Bonnie S. Biumi Senior Vice President and Treasurer

Date: November 19, 2003